

Mail Stop 4631

February 26, 2016

Via E-Mail
Mr. Timothy E. Hall, Chief Financial Officer
Flexsteel Industries, Inc.
385 Bell St.
Dubuque, IA 52001

> **Re:** **Flexsteel Industries, Inc.**
> **Form 10-K for the year ended June 30, 2015**
> **Filed August 28, 2015**
> **Definitive Proxy on Schedule 14A**
> **Filed October 27, 2015**
> **File No. 0-5151**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17
Segment Sales, page 18

1.   In future filings, please provide a more comprehensive discussion explaining the reasons for the changes in your results of operation. For example, please explain why net sales increased or decreased for your residential and commercial product lines. In addition, where you cite multiple reasons for changes, please separately quantify the impact of each factor when multiple factors contribute to material fluctuations. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Definitive Proxy on Schedule 14A

Executive Compensation, page 6
Cash Incentive Plan, page 7

2.   In future filings please disclose the following:

- the achieved amount for each performance objective;

- the percentage of target incentive compensation received at the threshold and maximum; and

- how the incentive reward is calculated when the achieved performance objectives are between the threshold and target or between the target and maximum.

Additionally, please briefly describe the nature of the "leadership and effectiveness" and "individual" goals for your named executive officers. Please provide us supplementally with what this revised disclosure would have looked like for fiscal year 2015.

Long-Term Incentive Compensation Plan, page 8

3.   In future filings, please disclose the following:

- the threshold, target, and maximum levels for your corporate performance objective of fully-diluted earnings per-share for the performance period beginning on July 1, 2014;

- the percentage of base salary awarded to each named executive officer when the target performance objective is achieved;

- the percentage of target awarded when the threshold and maximum performance objectives, respectively, are achieved; and

- how the award is calculated when the achieved performance objective is between the threshold and target or target and maximum.

Please provide us supplementally with what this revised disclosure would have looked like for fiscal year 2015.

Omnibus Stock Plan, page 8

4.   In future filings, please briefly describe how the amount of option shares granted to each named executive officer was determined. Please provide us supplementally with what this revised disclosure would have looked like for fiscal year 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin at (202) 551-3236 or me at (202) 551-3768 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and Construction